51 Madison Avenue
New York, New York 10010

September 11, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NYLIM Active ETF Trust (the “Registrant”) (Registration Nos.: 333-183489 and 811-22739)

Dear Sir/Madam:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby respectfully requests the U.S. Securities and Exchange Commission (the “Commission”) to withdraw a filing made under Rule 485(a) of the 1933 Act. The Registrant respectfully requests the Commission to withdraw Post-Effective Amendment No. 143 to the Registrant’s Registration Statement on Form N-1A filed with the Commission on June 22, 2026 (Accession No. 0001999371-26-013185) (the “Amendment”). The Amendment relates to the NYLIM Fiera International Equity ETF (Series ID S000108513).

No securities were sold in connection with the Amendment, and the Registrant has determined not to proceed with the offering of this series at this time.

Please direct any questions concerning the Amendment or the foregoing matters, to the undersigned at (212) 576-7634.

Very truly yours,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary